082-03123

08004863


BOMBARDIER

SECOND QUARTERLY REPORT

Six-month period ended July 31, 2008

SUPPL

PROCESSED

SEP 15 2008

THOMSON REUTERS

RECEIVED

2008 SEP 11 A 11:39

MANAGEMENT'S DISCUSSION AND ANALYSIS

All amounts in this report are expressed in U.S. dollars and all amounts in the tables of this report are in millions of U.S. dollars, unless otherwise indicated.

Forward-looking statements

This Management's Discussion and Analysis ("MD&A") includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this MD&A, please refer to the sections of the Corporation's aerospace segment and the Corporation's transportation segment in the MD&A of the Corporation's annual report for fiscal year 2008.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, product performance warranty, casualty claim losses, risks from regulatory and legal proceedings, environmental risks, risks relating to the Corporation's dependence on certain customers and suppliers, human resource risks and risks resulting from fixed-term commitments), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rates and commodity pricing risk). For more details, see the Risks and uncertainties section in the MD&A of the Corporation's annual report for fiscal year 2008. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this MD&A and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

dw 9/12

OVERVIEW

The following MD&A is the responsibility of Management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The data presented in this MD&A is structured by manufacturing segment: Aerospace ("BA") and Transportation ("BT"), which is consistent with internal reports presented and reviewed by Management. Some financial measures referred to in this MD&A are not in accordance with Canadian generally accepted accounting principles ("GAAP"). See Non-GAAP financial measures section hereafter for details on the reconciliation to the most comparable GAAP measures.

HIGHLIGHTS OF THE QUARTER

- Revenues of $4.9 billion, an increase of 22% compared to the same period last fiscal year.
- EBIT of $358 million, or 7.3% of revenues, compared to an EBIT before special item of $213 million, or 5.3% ($280 million, or 6.9%, before EOAPC[1] charge), for the same period last fiscal year.
- Net income of $246 million (earnings per share ("EPS") of $0.14), compared to a net loss of $71 million (loss per share of $0.05, or EPS before special item of $0.05) for the same period last fiscal year.
- Free cash flow of $99 million, compared to $633 million for the same period last fiscal year.
- Strong cash position of $4.3 billion as at July 31, 2008.
- Order backlog of $57.2 billion as at July 31, 2008, compared to $53.6 billion as at January 31, 2008.
- Launch of the 110- and 130-seat *CSeries* family of aircraft in July 2008.

[1] Excess-over-average production costs.

CONSOLIDATED ANALYSIS OF RESULTS

Effective February 1, 2008, the Corporation has changed its accounting policy for aerospace programs from the average cost method to the unit cost method to comply with new accounting standards (see Changes in accounting policies section in Other for further details). As a result, EOAPC charges are nil for the three- and six-month periods ended July 31, 2008, compared to net charges of $67 million and $136 million respectively for the same periods last fiscal year.

Analysis of results

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007[1]	**2008**	2007[1]
Revenues	**$ 4,932**	$ 4,041	**$ 9,721**	$ 8,008
Cost of sales	**3,997**	3,351	**7,944**	6,653
Margin	**935**	690	**1,777**	1,355
Selling, general and administrative	**404**	334	**769**	652
Research and development	**47**	33	**87**	69
Other income	**(11)**	(19)	**(35)**	(22)
EBITDA before special item	**495**	342	**956**	656
Amortization	**137**	129	**277**	260
EBIT before special item	**358**	213	**679**	396
Financing income	**(82)**	(55)	**(143)**	(106)
Financing expense	**118**	127	**200**	247
EBT before special item	**322**	141	**622**	255
Special item	**-**	162	**-**	162
EBT	**322**	(21)	**622**	93
Income taxes	**76**	50	**150**	85
Net income (loss)	**$ 246**	$ (71)	**$ 472**	$ 8
Basic and diluted earnings (loss) per share (in dollars)	**$ 0.14**	$ (0.05)	**$ 0.26**	$ -
(as a percentage of revenues)				
EBITDA before special item	**10.0%**	8.5%	**9.8%**	8.2%
EBITDA	**10.0%**	4.5%	**9.8%**	6.2%
EBIT before special item	**7.3%**	5.3%[2]	**7.0%**	4.9%[3]
EBIT	**7.3%**	1.3%	**7.0%**	2.9%
EBT before special item	**6.5%**	3.5%	**6.4%**	3.2%
EBT	**6.5%**	(0.5%)	**6.4%**	1.2%
Free cash flow	**$ 99**	$ 633	**$ 659**	$ 479

[1] Effective February 1, 2008, the Corporation has changed its overhead allocation policy, whereby all general and administrative ("G&A") overhead costs are now expensed as incurred (see Changes in accounting policies section in Other for further details). Comparative figures include reclassifications from cost of sales to selling, general and administrative expenses ("SG&A") of $77 million and $145 million respectively for the three- and six-month periods ended July 31, 2007.
[2] EBIT of 6.9% before special item and EOAPC charge.
[3] EBIT of 6.6% before special item and EOAPC charge.

Selected financial information

	July 31, 2008	January 31, 2008
Order backlog (in billions of dollars)	**$ 57.2**	$ 53.6
Cash and cash equivalents	**$ 4,277**	$ 3,602

Reconciliation of EPS before and after special item

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Net income before special item	**$ 246**	$ 91	**$ 472**	$ 170
Special item, net of tax	**-**	(162)	**-**	(162)
Net income (loss)	**$ 246**	$ (71)	**$ 472**	$ 8
Basic and diluted earnings (loss) per share (in dollars):				
Before special item	**$ 0.14**	$ 0.05	**$ 0.26**	$ 0.09
Special item, net of tax	**-**	(0.09)	**-**	(0.09)
	$ 0.14	$ (0.05)	**$ 0.26**	$ -

Revenues and EBIT margin before special item

	Three-month periods ended July 31			Six-month periods ended July 31		
	2008	2007	Increase	**2008**	2007	Increase
Revenues			%			%
BA	**$ 2,516**	$ 2,210	14	**$ 4,896**	$ 4,470	10
BT	**2,416**	1,831	32	**4,825**	3,538	36
	$ 4,932	$ 4,041	22	**$ 9,721**	$ 8,008	21
EBIT margin before special item			Percentage points			Percentage points
BA	**9.5%**	6.0%[(1)]	3.5	**9.1%**	5.5%[(2)]	3.6
BT	**5.0%**	4.4%	0.6	**4.9%**	4.3%	0.6
	7.3%	5.3%	2.0	**7.0%**	4.9%	2.1

[(1)] EBIT of 9.0% before EOAPC charge.
[(2)] EBIT of 8.5% before EOAPC charge.

A detailed analysis of results is provided in the BA and BT Analysis of results sections of this MD&A.

Financing income and financing expense

Net financing expense amounted to $36 million for the three-month period ended July 31, 2008, compared to $72 million for the same period last fiscal year. Net financing expense amounted to $57 million for the six-month period ended July 31, 2008, compared to $141 million for the same period last fiscal year. The $36-million and $84-million decreases are mainly due to:

- higher interest income on cash and cash equivalents ($30 million for the three-month period, $48 million for the six-month period);
- lower interest expense on long-term debt ($9 million for the three-month period, $24 million for the six-month period); and
- higher interest income on invested collateral ($7 million for the three- and six-month periods).

Partially offset by:

- lower financing income on loans and lease receivables ($10 million for the three-month period, $18 million for the six-month period).

Special item

The special item for the three- and six-month periods ended July 31, 2007 relates to the write-off of the carrying value of BT's investment in Metronet.

Income taxes

The effective income tax rate was 23.6% and 24.1% respectively for the three- and six-month periods ended July 31, 2008, compared to the statutory income tax rate of 31.5%. The lower effective tax rates are mainly due to the positive impact of the recognition of tax benefits related to operating losses and temporary differences, as well as to the lower effective income tax rates of foreign investees, partially offset by permanent differences.

For the three-month period ended July 31, 2007, the Corporation recorded an income tax expense of $50 million on a negative EBT of $21 million, as a result of the non-recognition of tax benefits on the write-off of the carrying value of the investment in Metronet recorded as a special item. For the six-month period ended July 31, 2007, the effective income tax rate was 91.4%, compared to the statutory income tax rate of 32.9%. The higher effective income tax rate is mainly due to the above-mentioned non-recognition of tax benefits on the write-off of the carrying value of the investment in Metronet, as well as to the negative impact of the non-recognition of tax benefits related to operating losses and temporary differences, partially offset by the lower effective income tax rates of foreign investees.

LIQUIDITY AND CAPITAL RESOURCES

Reconciliation of free cash flow to cash flow from operating activities

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Segmented free cash flow				
BA	**$ 100**	$ 477	**$ 390**	$ 543
BT	**105**	296	**363[1]**	128[2]
Income taxes and net financing expense[3]	**(106)**	(140)	**(94)**	(192)
Free cash flow	**99**	633	**659**	479
Add back: Net additions to property, plant and equipment	**99**	43	**171**	63
Cash flow from operating activities	**$ 198**	$ 676	**$ 830**	$ 542

(1) Includes a payment of £95 million ($189 million) to Westinghouse Rail Systems Limited (see the BT Analysis of results – Services revenues section for further details).

(2) Includes the payment of a discretionary pension fund contribution of $174 million.

(3) Income taxes and net financing expense are not allocated to segments.

A detailed analysis of free cash flow is provided in the BA and BT Analysis of results sections of this MD&A.

Variation in cash and cash equivalents

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Balance as at beginning of period	**$ 4,295**	$ 2,481	**$ 3,602**	$ 2,648
Free cash flow	**99**	633	**659**	479
Effect of exchange rate changes on cash and cash equivalents	**2**	3	**210**	47
Repayments of long-term debt	**(3)**	(19)	**(63)**	(27)
Payments of dividends	**(50)**	(8)	**(58)**	(15)
Purchase of common shares held in trust	**(53)**	(55)	**(53)**	(55)
Investment in Metronet	**-**	(31)	**-**	(55)
Other	**(13)**	(6)	**(20)**	(24)
Balance as at end of period	**$ 4,277**	$ 2,998	**$ 4,277**	$ 2,998

The Corporation considers that its cash and cash equivalents combined with its expected free cash flow will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends, and will allow it to meet all other expected financial requirements in the near term.

Letters of credit facilities

The principal letters of credit facility and its maturity were as follows as at:

	Amounts committed		Amounts available		Maturity (fiscal year)[1]
July 31, 2008	**$**	**6,705**[2]	**$**	**656**	**2012**
January 31, 2008	$	6,381[2]	$	893	2012

[1] In December 2009, the committed amount will be reduced to the notional amount of letters of credit outstanding at that time and will amortize thereafter as the outstanding letters of credit mature, up to December 2011.

[2] €4,300 million.

In addition to the above, letters of credit of $306 million were outstanding under various bilateral agreements as at July 31, 2008 ($467 million as at January 31, 2008).

As at July 31, 2008 and January 31, 2008, the Corporation was in compliance with all its bank covenants.

FINANCIAL POSITION

Highlights

Assets (liabilities)	July 31, 2008	January 31, 2008	Foreign exchange impact	Explanation of variations excluding foreign exchange impact
Cash and cash equivalents	**$ 4,277**	$ 3,602	$ 210	See the Variation in cash and cash equivalents table before for details.
Invested collateral	**1,360**	1,295	65	No variance.
Receivables	**2,247**	1,998	22	Increase mainly due to a higher level of receivables in BA ($281 million).
Aircraft financing	**594**	626	(1)	No significant variance.
Gross inventories	**8,843**	7,739	132	Increase in gross inventories mainly due to increases in long-term contracts ($757 million), aerospace programs ($402 million) and finished products ($131 million), partially offset by write-offs of $277 million relating to EOAPC and $41 million relating to G&A overhead costs, following a change in accounting policy[1]. Increase in total advances and progress billings is due to higher advances and progress billings on long-term contracts ($865 million) and higher advances on aerospace programs ($452 million).
Advances and progress billings	**(3,552)**	(2,633)	(145)	
Inventories	**5,291**	5,106	(13)	
Advances and progress billings in excess of related long-term contract costs	**(2,964)**	(2,791)	(82)	
Advances on aerospace programs	**(3,378)**	(2,926)	-	
	(6,342)	(5,717)	(82)	
Property, plant and equipment	**2,888**	2,980	41	Decrease mainly due to amortization ($257 million) and the change in G&A overhead allocation policy on program tooling[1] ($23 million), partially offset by net additions ($147 million).
Fractional ownership deferred costs	**533**	500	-	Increases mainly due to additional aircraft deliveries related to the fractional ownership program.
Fractional ownership deferred revenues	**(675)**	(631)	-	
Deferred income taxes	**1,038**	935	21	Increase mainly due to the impact of accounting changes[1] ($113 million).
Accrued benefit assets	**986**	924	-	No significant variance.
Accrued benefit liabilities	**(1,128)**	(1,066)	(42)	
Derivative financial instruments – assets	**350**	458	-	Net decrease mainly due to a net decrease in the fair value of foreign exchange derivative financial instruments, partially offset by a higher volume of derivative financial instruments in line with growth in both businesses.
Derivative financial instruments – liabilities	**(377)**	(276)	(1)	
Goodwill	**2,630**	2,533	97	No variance.
Other assets	**1,234**	1,163	12	Increase mainly due to increase in prepaid expenses ($81 million).
Accounts payable and accrued liabilities	**(7,251)**	(6,919)	(136)	Increase mainly due to a higher level of accounts payable and accrued liabilities in BA, in line with the increase in gross inventories on aerospace programs ($252 million).
Long-term debt	**(4,363)**	(4,393)	(114)	Decrease mainly due to a decrease in the fair value of derivative financial instruments ($76 million) and to repayments ($63 million).

[1] See Changes in accounting policies section in Other for further details.

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures

EBITDA	Earnings (loss) before financing income, financing expense, income taxes and depreciation and amortization
EBITDA before special item	Earnings (loss) before financing income, financing expense, income taxes, depreciation and amortization and special item
EBIT before EOAPC charge	Earnings (loss) before financing income, financing expense, income taxes and EOAPC charge
EBIT before special item and EOAPC charge	Earnings (loss) before financing income, financing expense, income taxes, special item and EOAPC charge
EBIT before special item	Earnings (loss) before financing income, financing expense, income taxes and special item
EBT before special item	Earnings (loss) before income taxes and special item
EPS before special item	Earnings (loss) par share before special item
Free cash flow	Cash flows from operating activities less net additions to property, plant and equipment

Management believes that a significant portion of the users of its MD&A analyze the Corporation's results based on these performance measures. These non-GAAP measures are directly derived from the interim consolidated financial statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently.

A reconciliation to the most comparable GAAP financial measures is provided in the following sections:

- EBITDA to EBIT – see the Results of operations table in the BA and BT Analysis of results sections;
- EBITDA and EBIT, before special item, to EBIT – see the Results of operations table before and in the BT Analysis of results section;
- EBIT before special item and EOAPC charge to EBIT – see the table below;
- EBIT before EOAPC charge to EBIT – see the table below;
- EBT before special item to EBT – see the Results of operations table before;
- Basic and diluted EPS before special item, to basic and diluted EPS – see the Reconciliation of EPS before and after special item table before; and
- Free cash flow to cash flows from operating activities – see the Reconciliation of free cash flow to cash flow from operating activities table before.

Reconciliation of EBIT before special item and EOAPC charge to EBIT

	Three-month period ended July 31, 2007		Six-month period ended July 31, 2007	
	Consolidated	**BA**	**Consolidated**	**BA**
EBIT before special item and EOAPC charge	$ 280	$ 200	$ 532	$ 381
Special item	(162)	-	(162)	-
EBIT before EOAPC charge	118	200	370	381
EOAPC charge	(67)	(67)	(136)	(136)
EBIT	$ 51	$ 133	$ 234	$ 245

AEROSPACE

HIGHLIGHTS OF THE QUARTER

- Revenues of $2.5 billion, compared to $2.2 billion for the same period last fiscal year.
- EBIT of $238 million, or 9.5% of revenues, compared to $133 million, or 6.0% ($200 million, or 9.0%, before EOAPC charge), for the same period last fiscal year.
- Free cash flow of $100 million, compared to $477 million for the same period last fiscal year.
- 89 aircraft deliveries, compared to 78 for the same period last fiscal year.
- 175 aircraft net orders, compared to 187 for the same period last fiscal year, and order backlog of $26.1 billion as at July 31, 2008, compared to $22.7 billion as at January 31, 2008.
- In June 2008, an order from an undisclosed European customer was received for 110 *Learjet 60 XR* business aircraft, of which 25 are firm orders and 85 are conditional orders, valued at approximately $1.5 billion if all conditional orders are confirmed. In May 2008, an order from VistaJet Holding SA ("VistaJet") was received for 60 business aircraft, of which 35 are firm orders and 25 are options, valued at approximately $1.2 billion if all options are exercised.
- Launch of the 110- and 130-seat *CSeries* family of aircraft in July 2008.
- On September 3, 2008, the *CRJ1000 NextGen* aircraft had a successful first flight and is expected to enter into service in the fourth quarter of fiscal year 2010, as planned.

ANALYSIS OF RESULTS

Effective February 1, 2008, the Corporation has changed its accounting policy for aerospace programs from the average cost method to the unit cost method to comply with new accounting standards (see Changes in accounting policies section in Other for further details). As a result, the EOAPC charges are nil for the three- and six-month periods ended July 31, 2008, compared to net charges of $67 million and $136 million respectively for the same periods last fiscal year.

Results of operations

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007[1]	**2008**	2007[1]
Revenues				
Manufacturing:				
Business aircraft	**$ 1,433**	$ 1,032	**$ 2,620**	$ 2,121
Regional aircraft	**476**	551	**1,028**	1,089
Other	**140**	95	**288**	199
Total manufacturing revenues	**2,049**	1,678	**3,936**	3,409
Services[2]	**424**	365	**844**	722
Other[3]	**43**	167	**116**	339
Total revenues	**2,516**	2,210	**4,896**	4,470
Cost of sales	**1,969**	1,828	**3,865**	3,722
Margin	**547**	382	**1,031**	748
Selling, general and administrative	**184**	157	**348**	307
Research and development	**16**	6	**30**	16
Other expense (income)[4]	**4**	(17)	**(1)**	(27)
EBITDA	**343**	236	**654**	452
Amortization	**105**	103	**210**	207
EBIT	**$ 238**	$ 133	**$ 444**	$ 245
(as a percentage of total revenues)				
Margin	**21.7%**	17.3%	**21.1%**	16.7%
EBITDA	**13.6%**	10.7%	**13.4%**	10.1%
EBIT	**9.5%**	6.0%[5]	**9.1%**	5.5%[6]

[1] Effective February 1, 2008, the Corporation has changed its overhead allocation policy, whereby all G&A overhead costs are now expensed as incurred (see Changes in accounting policies section in Other for further details). Comparative figures include reclassifications from cost of sales to SG&A of $30 million and $52 million respectively for the three- and six-month periods ended July 31, 2007.
[2] Includes revenues from parts logistics, aircraft fractional ownership and hourly flight entitlement programs' service activities, aircraft maintenance, commercial training and military aviation training.
[3] Includes mainly sales of pre-owned aircraft.
[4] Includes net loss (gain) on certain financial instruments, foreign exchange loss (gain), severance and other involuntary termination costs, and settlement of claims and loss (income) related to disposal of businesses.
[5] EBIT of 9.0% before EOAPC charge.
[6] EBIT of 8.5% before EOAPC charge.

Total aircraft deliveries

	Three-month periods ended July 31		Six-month periods ended July 31	
(in units)	**2008**	2007	**2008**	2007
Business aircraft (including those of the fractional ownership program[1])	**66**	49	**124**	99
Commercial aircraft	**23**	29	**51**	57
Amphibious aircraft	**-**	-	**1**	-
	89	78	**176**	156

[1] An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model has been sold to external customers.

Manufacturing revenues

The $371-million and $527-million increases for the three- and six-month periods are mainly due to:

- increased deliveries and improved selling prices for business aircraft ($401 million for the three-month period, $499 million for the six-month period); and
- the sale of one amphibious aircraft and improved selling prices for commercial aircraft ($42 million for the six-month period).

Partially offset by:

- lower deliveries of commercial aircraft, mainly of smaller turboprops ($76 million for the three-month period, $71 million for the six-month period).

Services revenues

The $59-million and $122-million increases for the three- and six-month periods are mainly due to:

- higher volume of spare parts sold, due to a growth in the installed fleet and improved selling prices for spare parts ($15 million for the three-month period, $53 million for the six-month period);
- higher fractional ownership and hourly flight entitlement programs' service activities ($13 million for the three-month period, $40 million for the six-month period); and
- higher revenues from aircraft maintenance and product support services ($14 million for the three-month period, $17 million for the six-month period).

Other revenues

The $124-million and $223-million decreases for the three- and six-month periods are mainly due to fewer sales of pre-owned business and commercial aircraft ($90 million for the three-month period, $205 million for the six-month period), as a result of the lower level of trade-in aircraft.

EBIT margin

The 3.5 and 3.6 percentage-point increases for the three- and six-month periods are mainly due to:

- EOAPC charges of nil for the three- and six-month periods ended July 31, 2008, compared to net charges of $67 million and $136 million respectively for the same periods last fiscal year;
- improved selling prices for business aircraft; and
- better absorption of amortization due to higher revenues.

Partially offset by:

- the negative impact of the strengthening of the Canadian dollar versus the U.S. dollar as well as the higher cost of materials due to price escalations;
- higher selling expenses as a result of increased activities; and
- a negative variance on certain financial instruments carried at fair value.

The EBIT margin for the six-month period ended July 31, 2008 was also impacted by the following non-recurring items recorded in other expense (income):

- a gain of $28 million arising from the settlement with Mitsubishi Heavy Industries of Japan with respect to the transfer of the production of certain components for the *CRJ* family of aircraft to another third-party supplier; and
- a loss of $23 million related to accumulated foreign exchange losses (previously recorded in Accumulated other comprehensive income) in connection with the sale of *Skyjet International*. These accumulated foreign exchange losses resulted from the translation of *Skyjet International*'s net assets to U.S. dollars in prior periods.

The EBIT margins for the three- and six-month periods ended July 31, 2007 were also impacted by a non-recurring gain of $18 million arising from the settlement of a claim with Northwest Airlines, recorded in other expense (income).

FREE CASH FLOW

Free cash flow

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
EBIT	**$ 238**	$ 133	**$ 444**	$ 245
Non-cash items:				
Amortization				
Program tooling	**77**	71	**154**	144
Other	**28**	32	**56**	63
Loss (gain) on disposals of property, plant and equipment	**4**	-	**4**	(1)
Stock-based compensation	**7**	4	**12**	6
Net change in non-cash balances related to operations	**(170)**	266	**(126)**	131
Net additions to property, plant and equipment	**(84)**	(29)	**(154)**	(45)
Free cash flow	**$ 100**	$ 477	**$ 390**	$ 543

The $377-million decrease for the three-month period is mainly due to:

- a negative period-over-period variation in net change in non-cash balances related to operations ($436 million) (see explanation below).

Partially offset by:

- higher profitability ($105 million).

The $153-million decrease for the six-month period is mainly due to:

- a negative period-over-period variation in net change in non-cash balances related to operations ($257 million) (see explanation below); and
- higher net additions to property, plant and equipment ($109 million).

Partially offset by:

- higher profitability ($199 million).

Net change in non-cash balances related to operations

For the three-month period ended July 31, 2008, the $170-million cash outflow is mainly due to an increase in inventories and in receivables, partially offset by an increase in advances on aerospace programs. For the three-month period ended July 31, 2007, the $266-million cash inflow is mainly due to a decrease in aircraft financing, receivables and inventories, and to an increase in advances on aerospace programs, partially offset by a decrease in accounts payable and accrued liabilities, and an increase in other assets.

For the six-month period ended July 31, 2008, the $126-million cash outflow was mainly due to an increase in inventories and in receivables, partially offset by an increase in advances on aerospace programs and in accounts payable and accrued liabilities. For the six-month period ended July 31, 2007, the $131-million cash inflow is mainly due to an increase in advances on aerospace programs and to a decrease in aircraft financing and receivables, partially offset by a decrease in accounts payable and accrued liabilities and an increase in other assets.

PRODUCT DEVELOPMENT

Product development costs

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Program tooling[1]	**$ 64**	$ 25	**$ 119**	$ 47
Program change and engineering[2]	**28**	22	**56**	46
Research and development	**16**	6	**30**	16
	$ 108	$ 53	**$ 205**	$ 109
As a percentage of manufacturing revenues	**5.3%**	3.2%	**5.2%**	3.2%

[1] Recorded in property, plant and equipment.
[2] Included in cost of sales.

The increase in program tooling additions is mainly due to the development of the *CRJ1000 NextGen* aircraft and the *Learjet 85* aircraft. The increase in research and development costs is mainly related to the *CSeries* aircraft program, for which the capitalization of costs to program tooling started in July 2008.

Carrying amount of program tooling

	July 31, 2008	January 31, 2008
Business aircraft		
Learjet Series	**$ 83**	$ 95
Challenger Series	**347**	390
Global Series	**175**	210
Commercial aircraft		
CRJ Series	**444**	432
Q-Series	**66**	69
CSeries	**6**	-
	$ 1,121	$ 1,196

Business aircraft

Learjet 85 aircraft – In May 2008, BA announced that the all-composite *Learjet 85* aircraft will be powered by Pratt & Whitney Canada Corp.'s PW307B turbofan engines and will also feature Rockwell Collins' new Pro Line Fusion avionics suite, which both incorporate a number of advanced technologies.

In May 2008, BA announced that its facility in Querétaro, Mexico will manufacture the composite structure for the *Learjet 85* business jet. The Querétaro site will also manufacture the electrical harness and perform sub-assembly systems installation. Final assembly, interior completions, flight test and customer delivery of this aircraft will take place at BA's Wichita facility.

In January 2008, BA announced that Grob Aerospace AG was selected to develop the all-composite structure of this aircraft, with the intent to transfer the composite manufacturing to BA's Querétaro site during the initial production cycle. In August 2008, Grob Aerospace AG's affiliated company, Grob Aerospace GmbH in Germany, filed for bankruptcy. BA is fully committed to the *Learjet 85* aircraft program and is taking the necessary measures to ensure its successful development. BA is monitoring the situation closely.

Commercial aircraft

CRJ1000 aircraft – On September 3, 2008, the *CRJ1000 NextGen* aircraft had a successful first flight and is expected to enter into service in the fourth quarter of fiscal year 2010, as planned.

CSeries family of aircraft – In July 2008, the Board of Directors granted approval for the launch of the *CSeries* family of aircraft. The 110- and 130-seat *CSeries* family of aircraft will benefit from the latest technological advancements, including increased use of composites and aluminium-lithium alloy in structures, a next-generation engine – the Pratt & Whitney Geared Turbofan, the very latest in system technologies, such as fly-by-wire, as well as fourth-generation aerodynamics. Entry into service is scheduled for the second half of calendar year 2013.

As the launch customer, Deutsche Lufthansa AG has signed a letter of interest for up to 60 aircraft, including 30 options. In addition, discussions with a number of airlines worldwide are progressing well.

BA has received and accepted offers of repayable investments from the Governments of Canada and Québec as well as the Northern Ireland and British Government departments. The total repayable investments will cover approximately one-third of the expected research and development costs. BA will also contribute approximately one-third of the expected research and development costs, as will key suppliers.

BA also announced that it has selected Mirabel, Québec as the final assembly location for the *CSeries* aircraft program, while BA's Belfast operations will manufacture the composite wings. BA has signed a contract with the Shenyang Aircraft Corporation (SAC), a subsidiary of the state-owned aviation industrial entity China Aviation Industry Corporation (AVIC I), to supply the centre fuselage for the newly launched *CSeries* aircraft.

Q400 aircraft – In March 2008, BA launched the new *Q400 NextGen* turboprop, the next step in the continuing evolution of the *Q400* aircraft. Fuel burn and operating costs of this aircraft are among the lowest of any regional aircraft on flights up to 500 nautical miles under certain operating conditions, thus further satisfying the economic demands of airlines in short-haul sectors.

AIRCRAFT DELIVERIES

Business aircraft deliveries

During the quarter ended July 31, 2008, BA delivered the 100th *Learjet 40 XR* aircraft and the 200th *Challenger 300* aircraft.

According to data from the General Aviation Manufacturers Association ("GAMA"), the second quarter of calendar year 2008 was strong in terms of business aircraft deliveries and billings, indicating that the market for business aircraft remains robust. GAMA's latest report, dated August 7, 2008, confirms that Bombardier continues to be the business aircraft industry leader in terms of revenues.

	Three-month periods ended July 31		Six-month periods ended July 31	
(in units)[(1)]	**2008**	2007	**2008**	2007
Narrow-body business jets				
Learjet 40/40 XR/Learjet 45/45 XR	**16**	17	**26**	29
Learjet 60 XR	**5**	1	**15**	5
Wide-body business jets				
Challenger 300	**14**	9	**28**	21
Challenger 604/Challenger 605	**10**	7	**18**	15
Global 5000/Global Express XRS	**15**	12	**26**	24
Challenger 800 Series	**6**	3	**11**	5
	66	49	**124**	99

(1) An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model has been sold to external customers. This resulted in two and nine aircraft deliveries respectively for the three- and six-month periods ended July 31, 2008 (four and five aircraft deliveries respectively for the three- and six-month periods ended July 31, 2007).

Commercial aircraft deliveries

	Three-month periods ended July 31		Six-month periods ended July 31	
(in units)	**2008**	2007	**2008**	2007
Regional jets				
CRJ700 NextGen	**-**	1	**-**	4
CRJ900 NextGen	**13**	11	**27**	22
Turboprops				
Q200	**-**	1	**1**	2
Q300	**-**	4	**3**	8
Q400	**10**	12	**20**	21
	23	29	**51**	57

The decrease in deliveries in the three- and six-month periods ended July 31, 2008 mainly results from the transitioning of the *Q200* and *Q300* aircraft to the larger *Q400* aircraft and from the ramp-up in the production of the *Q400* aircraft.

ORDERS AND BACKLOG

Total aircraft net orders

	Three-month periods ended July 31		Six-month periods ended July 31	
(in units)	**2008**	2007	**2008**	2007
Business aircraft (including those of the fractional ownership program)	**162**	103	**222**	186
Commercial aircraft	**11**	84	**69**	175
Amphibious aircraft	**2**	-	**2**	-
	175	187	**293**	361

Total order backlog

(in billions of dollars)	**July 31, 2008**	January 31, 2008
Aircraft programs	**$ 25.1**	$ 21.7
Military aviation training	**1.0**	1.0
	$ 26.1	$ 22.7

The 15% increase reflects a strong order intake, mainly in business aircraft.

Business aircraft net orders

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Net orders (in units)	**162**	103	**222**	186
Book-to-bill ratio[1]	**2.5**	2.1	**1.8**	1.9

[1] Defined as net orders received over aircraft deliveries, in units, in a given period.

The book-to-bill ratios for the three- and six-month periods ended July 31, 2008 remain robust and reflect the positive impact of the significant orders received (see below), as well as the conversion of letters of intent to firm orders for the *Learjet 85* aircraft in the three-month period ended July 31, 2008.

In June 2008, an order from an undisclosed European customer was received for 110 *Learjet 60 XR* aircraft, of which 25 are firm and 85 are conditional. The total value of this order, if all conditional orders are confirmed, will be approximately $1.5 billion, based on the 2008 list price for typically equipped aircraft.

In May 2008, an order from VistaJet was received for 11 *Challenger 605* aircraft, 13 *Learjet 60 XR* aircraft and 11 *Learjet 85* aircraft, for a total of 35 firm orders, with options for an additional 25 aircraft. The total value of this order, if all options are exercised, will be approximately $1.2 billion, based on the 2008 list prices for typically equipped aircraft.

Commercial aircraft net orders

(in units)	Three-month periods ended July 31 2008	2007	Six-month periods ended July 31 2008	2007
Regional jets				
CRJ700 NextGen	**4**	10	**18**	10
CRJ900 NextGen	**(2)**[(1)]	44	**21**	59
CRJ1000 NextGen	**-**	-	**-**	38[(2)]
Turboprops				
Q200	**-**	-	**-**	4
Q300	**-**	7	**-**	10
Q400/Q400 NextGen	**9**	23	**30**	54
	11	84	**69**	175
Book-to-bill ratio	**0.5**	2.9	**1.4**	3.1

(1) During the second quarter ended July 31, 2008, a firm order for two *CRJ900 NextGen* aircraft was converted to a conditional order. As a result, two *CRJ900 NextGen* aircraft orders were removed from the order backlog.
(2) Of the 38 orders received, 15 were swaps from *CRJ900* aircraft.

During the six-month period ended July 31, 2007, several U.S. airlines emerged from bankruptcy protection or had restructuring plans in place, which resulted in significant orders for the larger regional jets and turboprops. Significant orders were also received in fiscal year 2008 as a result of the launch of the *CRJ700/900/1000 NextGen* regional jets. According to the International Air Transport Association (IATA) Economics Briefing dated July 2008, airline business confidence has been on a decline in the current calendar year. This is mainly due to the steep rise in fuel prices, lower growth in passenger demand as well as increased competition among the airlines. As a result, airlines are reviewing their fleets and are working to optimize the mix and number of aircraft, as well as planning capacity reductions. In this period of reorganization, BA has received fewer orders for commercial aircraft compared to the same period last fiscal year. Nevertheless, BA's commercial aircraft book-to-bill ratio for the six-month period ended July 31, 2008 remains above 1.0.

Commercial aircraft significant net orders

(in units)	Six-month period ended July 31, 2008
CRJ700 NextGen	
Undisclosed customers	10
Felix Airways	8
CRJ900 NextGen	
SAS Scandinavian Airlines and Estonian Air[(1)]	13
Government of Iraq	10
Q400 NextGen	
airBaltic[(2)]	8
Widerøe Flyveselskap AS[(2)]	6

(1) Affiliated to SAS Scandinavian Airlines.
(2) Subsidiary of SAS Scandinavian Airlines.

The commercial aircraft order backlog as well as the options and conditional orders consisted of the following as at:

	July 31, 2008		January 31, 2008	
(in units)	**Aircraft on firm order**	**Options and conditional orders**	Aircraft on firm order	Options and conditional orders
Regional jets				
CRJ200	**-**	**13**	-	24
CRJ700 NextGen	**50**	**61**	32	72
CRJ900 NextGen	**78**[(1)]	**213**	84[(2)]	212
CRJ1000 NextGen	**39**	**24**	39	24
Turboprops				
Q200	**4**	**-**	5	-
Q300	**9**	**-**	12	4
Q400/Q400 NextGen	**100**	**142**	90[(2)]	145
	280	**453**	262	481

(1) Includes 10 firm orders with conversion rights from the *CRJ900 NextGen* aircraft to the *CRJ1000 NextGen* aircraft.
(2) Includes 19 firm orders with conversion rights from the *CRJ900 NextGen* aircraft to the *CRJ1000 NextGen* aircraft and three firm orders with conversion rights from the *Q400* turboprop to other commercial aircraft.

WORKFORCE AND LABOUR RELATIONS

On July 6, 2008, approximately 5,300 employees under the International Association of Machinists and Aerospace Workers 712 (IAMAW) voted in favour of a new tentative collective agreement contingent on the *CSeries* family of aircraft being manufactured in the Montréal area. As a result of the launch of the *CSeries* family of aircraft on July 13, 2008, along with the confirmation of the decision to manufacture the aircraft in the Montréal area, this agreement will become effective November 29, 2008, upon expiration of the current collective agreement, and will expire on November 28, 2014.

TRANSPORTATION

HIGHLIGHTS OF THE QUARTER

- Revenues of $2.4 billion, compared to $1.8 billion for the same period last fiscal year.
- EBIT of $120 million or 5.0% of revenues, compared to negative $82 million or 4.5% (EBIT before special item of $80 million or 4.4%) for the same period last fiscal year.
- Free cash flow of $105 million, compared to $296 million for the same period last fiscal year.
- $2.1 billion in new orders (book-to-bill[1] ratio of 0.9), compared to $1.3 billion (book-to-bill ratio of 0.7) for the same period last fiscal year.
- Order backlog of $31.1 billion as at July 31, 2008, compared to $30.9 billion as at January 31, 2008.

[1] Ratio of new orders over revenues.

ANALYSIS OF RESULTS

Results of operations[1]

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007[2]	**2008**	2007[2]
Revenues				
Rolling stock[3]	**$ 1,706**	$ 1,163	**$ 3,164**	$ 2,191
Services[4]	**381**	316	**798**	690
System and signalling[5] [6]	**329**	352	**863**	657
Total revenues	**2,416**	1,831	**4,825**	3,538
Cost of sales	**2,028**	1,523	**4,079**	2,931
Margin	**388**	308	**746**	607
Selling, general and administrative	**220**	177	**421**	345
Research and development	**31**	27	**57**	53
Other expense (income)[7]	**(15)**	(2)	**(34)**	5
EBITDA before special item	**152**	106	**302**	204
Amortization	**32**	26	**67**	53
EBIT before special item	**120**	80	**235**	151
Special item	**-**	162	**-**	162
EBIT	**$ 120**	$ (82)	**$ 235**	$ (11)
(as a percentage of total revenues)				
Margin	**16.1%**	16.8%	**15.5%**	17.2%
EBITDA before special item	**6.3%**	5.8%	**6.3%**	5.8%
EBITDA	**6.3%**	(3.1%)	**6.3%**	1.2%
EBIT before special item	**5.0%**	4.4%	**4.9%**	4.3%
EBIT	**5.0%**	(4.5%)	**4.9%**	(0.3%)

[1] The results of operations of entities using functional currencies other than the U.S. dollar (mainly the euro, pound sterling and other Western European currencies) are translated into U.S. dollars using the average exchange rates for the relevant periods. Mainly due to the higher exchange rates of the euro and other European currencies compared to the U.S. dollar for the first two quarters of fiscal year 2009 compared to the same periods last fiscal year, revenues have been positively impacted ("positive currency impact") and expenses negatively impacted ("negative currency impact"). See Foreign exchange rates section in Other for the average exchange rates used to translate revenues and expenses.

[2] Effective February 1, 2008, the Corporation has changed its overhead allocation policy, whereby all G&A overhead costs are now expensed as incurred (see Changes in accounting policies section in Other for further details). Comparative figures include reclassifications from cost of sales to SG&A of $47 million and $93 million, respectively, for the three- and six-month periods ended July 31, 2007.

[3] Comprised of mainline (including very high-speed, high-speed, intercity, regional and commuter trains, as well as locomotives), mass transit (including metro cars and light rail vehicles), propulsion and controls, and bogies revenues, presented in the caption manufacturing revenues in the interim consolidated statements of income.

[4] Comprised of fleet management, spare parts and logistics management, vehicle refurbishment and overhaul, component refurbishment and overhaul, and technical support revenues.

[5] The revenues of system and signalling are presented in the caption other revenues in the interim consolidated statements of income.

[6] Excluding the rolling stock portion of system orders manufactured by other divisions within BT.

[7] Includes net loss (gain) on certain financial instruments, foreign exchange loss (gain), severance and other involuntary termination costs (including changes in estimates), loss (income) from equity accounted investees and loss (gain) on disposal of property, plant and equipment.

Revenues by geographic region

	Three-month periods ended July 31				Six-month periods ended July 31			
	2008		2007		**2008**		2007	
Europe	**$ 1,861**	**77%**	$ 1,348	73%	**$ 3,766**	**78%**	$ 2,660	75%
North America	**245**	**10%**	175	10%	**495**	**10%**	372	11%
Asia-Pacific	**236**	**10%**	273	15%	**435**	**9%**	440	12%
Other	**74**	**3%**	35	2%	**129**	**3%**	66	2%
	$ 2,416		$ 1,831		**$ 4,825**		$ 3,538	

Rolling stock revenues

The $543-million and $973-million increases for the three- and six-month periods are mainly due to increased activity:

- in the regional train segment, mainly in Western Europe (France, Netherlands, Sweden and Germany) ($196 million for the three-month period, $337 million for the six-month period);
- in the locomotive segment in Europe (Germany) ($61 million for the three-month period, $142 million for the six-month period); and
- in the North American region ($43 million for the three-month period, $75 million for the six-month period).

The increases also reflect a positive currency impact ($183 million for the three-month period, $347 million for the six-month period).

Services revenues

The $65-million and $108-million increases for the three- and six-month periods are mainly due to:

- higher revenues in Europe ($35 million for the three-month period, $32 million for the six-month period), mainly due to lower comparative revenues in the second quarter of fiscal year 2008 due to negative adjustments for contracts in the U.K.; and
- increased activity in the North American region ($11 million for the three-month period, $28 million for the six-month period).

The increases also reflect a positive currency impact ($21 million for the three-month period, $48 million for the six-month period).

System and signalling revenues

The $23-million decrease for the three-month period is mainly due to:

- the reduced scope of the Metronet Sub-Surface Lines signalling contract ($78 million).

Partially offset by:

- an increase in other activities in signalling ($27 million); and
- a positive currency impact ($22 million).

The $206-million increase for the six-month period is mainly due to:

- the payment of £95 million ($189 million) to Westinghouse Rail Systems Limited ("WRSL") regarding the de-scoping of the Metronet Sub-Surface Lines signalling sub-contract, which under contract accounting led to an increase in costs and revenues by the same amount (no margin);
- a positive currency impact ($40 million);
- increased activity in system in South Africa ($39 million); and
- an increase in other activities in signalling ($36 million).

Partially offset by:

- the reduced scope of the Metronet Sub-Surface Lines signalling contract ($78 million).

EBIT margin before special item
The 0.6 percentage-point increases for the three- and six-month periods are mainly due to:

- better contract execution in services;
- better absorption of selling, general and administrative, research and development, as well as amortization expenses due to higher revenues; and
- a net gain on foreign exchange and certain financial instruments carried at fair value.

Partially offset by:

- a lower margin in rolling stock due to a large number of contracts in the start-up phase and to the margin deterioration on a specific contract in North America.

The EBIT margins were also impacted by the above-mentioned payment on the Metronet Sub-Surface Lines signalling sub-contract, where BT recognized £95 million ($189 million) of revenues at no margin, which generated a negative impact of 0.6% on margin and 0.2% on EBIT for the six-month period ended July 31, 2008.

Special item
The special item for the three- and six-month periods ended July 31, 2007 relates to the write-off of the carrying value of the investment in Metronet ($162 million).

FREE CASH FLOW

Free cash flow

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
EBIT	**$ 120**	$ (82)	**$ 235**	$ (11)
Non-cash items:				
Amortization	**32**	26	**67**	53
Gain on disposals of property, plant and equipment	**(9)**	(1)	**(21)**	(2)
Stock-based compensation	**5**	3	**11**	5
Special item	**-**	162	**-**	162
Net change in non-cash balances related to operations	**(28)**	202	**88**	(61)
Net additions to property, plant and equipment	**(15)**	(14)	**(17)**	(18)
Free cash flow	**$ 105**	$ 296	**$ 363**	$ 128

The $191-million decrease for the three-month period is mainly due to:

- a negative period-over-period variation in net change in non-cash balances related to operations ($230 million) (see explanation below).

Partially offset by:

- higher profitability before the non-cash special item ($40 million).

The $235-million improvement for the six-month period is mainly due to:

- a positive period-over-period variation in net change in non-cash balances related to operations ($149 million) (see explanation below); and
- higher profitability before the non-cash special item ($84 million).

Net change in non-cash balances related to operations
For the three-month period ended July 31, 2008, the $28-million cash outflow is mainly due to a decrease in advances and progress billings in excess of related long-term contract costs, partially offset by an increase in the fair value of derivative financial instruments and in accounts payable and accrued liabilities. For the three-month period ended July 31, 2007, the $202-million cash inflow is mainly due to a decrease in inventories, partially offset by a decrease in accounts payable and accrued liabilities.

For the six-month period ended July 31, 2008, the $88-million cash inflow was mainly due to an increase in advances and progress billings in excess of related long-term contract costs, partially offset by the above-mentioned settlement of £95 million ($189 million) to WRSL and an increase in inventories. For the six-month period ended July 31, 2007, the $61-million cash outflow is mainly the result of a decrease in accounts payable and accrued liabilities, a payment of a discretionary pension fund contribution ($174 million) and an increase in receivables, partially offset by an increase in advances and progress billings in excess of related long-term contract costs and a decrease in inventories.

ORDERS AND BACKLOG

Order intake

	Three-month periods ended July 31		Six-month periods ended July 31	
(in billions of dollars)	**2008**	2007	**2008**	2007
Rolling stock	**$ 1.1**	$ 0.6	**$ 2.6**	$ 2.9
Services	**0.5**	0.4	**1.0**	0.9
System and signalling	**0.5**	0.3	**0.9**	0.5
	$ 2.1	$ 1.3	**$ 4.5**	$ 4.3
Book-to-bill ratio	**0.9**	0.7	**0.9**	1.2

The increase for the three-month period is mainly due to a higher order intake in rolling stock (Europe) and in system (North America), as well as to a positive currency impact ($151 million).

The increase for the six-month period is mainly due to a higher order intake in system (North America), various small projects in signalling as well as a positive currency impact ($337 million). Rolling stock new orders are lower than last fiscal year, as the first quarter of fiscal year 2008 benefited from a particularly high level of order intake.

For the six-month period ended July 31, 2008, BT achieved a book-to-bill ratio of 0.9, in the context of a 36% increase in revenues over the same period last fiscal year.

BT received the following major orders during the first six months of fiscal year 2009:

Customer	**Product**	**Number of cars**	**Rolling stock**
Swedish State Railway, SJ AB, Sweden	*REGINA* high-speed trains	80	$ 349
Brussels transport company (STIB), Belgium	*FLEXITY* Outlook trams	87	285
New Jersey Transit Corporation, U.S.	ALP-46A electric locomotives	27	229
Delhi Metro Rail Corporation Ltd., India	*MOVIA* metro cars	84	137
New Southern Railway, U.K.	*ELECTROSTAR* electric multiple units	44	107

BT also received three significant orders in rolling stock and services from undisclosed customers, for a total value of $343 million. In addition, BT has reached a significant milestone during the second quarter of fiscal year 2009, leading to a contract extension on a service contract generating an order intake of $166 million.

Subsequent to the end of the second quarter, BT signed the following contracts, which are not included in the order backlog as at July 31, 2008:

- BT received two orders for dual-powered locomotives in North America; 26 locomotives valued at $262 million were ordered by the New Jersey Transit Corporation and 20 locomotives valued at $223 million, including spare parts, were ordered by the Agence Métropolitaine de Transport in Montréal.
- BT, in consortium with Talgo, has been awarded a 14-year contract by RENFE, the Spanish national rail operator, for the maintenance of 45 AVE S-130 high-speed trains. BT's share of this order is valued at $202 million.

Order backlog

(in billions of dollars)	**July 31, 2008**	January 31, 2008
Rolling stock	**$ 20.8**	$ 20.5
Services	**6.8**	6.6
System and signalling	**3.5**	3.8
	$ 31.1	$ 30.9

The increase in the order backlog is mainly due to the strengthening of the euro compared to the U.S. dollar as at July 31, 2008 compared to January 31, 2008 ($0.6 billion), partially offset by a lower order intake compared to revenues recorded ($0.4 billion). In addition, projects have been re-assigned leading to a transfer of $0.4 billion from the system and signalling order backlog to the rolling stock order backlog.

NEW BT MANAGEMENT STRUCTURE

In order to take advantage of future opportunities and increase its efficiency, BT has streamlined its organization around six divisions, effective July 1, 2008. The six new divisions provide a better alignment between products and markets: passengers, locomotives and equipment, services, systems, North America and rail control solutions. The passengers division regroups the former mainline and metros, light rail vehicles and Australia divisions, while the locomotives and equipment division regroups the former locomotives, propulsion & controls and bogies divisions. The other four divisions remain mostly unchanged.

OTHER

On April 1, 2008, BT and AnsaldoBreda, Finmeccanica's rolling stock subsidiary for the railway sector, announced the signing of an agreement to jointly develop, bid and manufacture very-high-speed trains.

On May 21, 2008, BT and Transmashholding announced the signing of an agreement to establish a joint venture to develop a new family and new generation of locomotives. The joint venture focuses on the Russian and other Commonwealth of Independent States (CIS) markets, as well as on exports to new markets. The creation of the joint venture is a further step in the cooperation between the companies that started last year. The two parties to the agreement will have an equal share and equal rights.

OTHER

CHANGES IN ACCOUNTING POLICIES

Inventories

In June 2007, the Accounting Standards Board ("AcSB") released Section 3031 "Inventories", which replaces Section 3030 "Inventories". It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") IAS 2 "Inventories". This accounting standard was adopted by the Corporation effective February 1, 2008. The Section prescribes the measurement of inventories at the lower of cost and net realizable value. It provides further guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value and circumstances for their subsequent reversal. It also provides more restrictive guidance on the cost methodologies that are used to assign costs to inventories and describes additional disclosure requirements.

As a result, the Corporation adopted the unit cost method for its aerospace programs in replacement of the average cost method. The unit cost method is a prescribed cost method under which the actual production costs are charged to each unit produced and are recognized in income as the unit is delivered. The deferral of a portion of initial costs as EOAPC, embedded in the average cost method, is not allowed under the unit cost method. In addition, as a result of the more restrictive guidance on the determination of costs, the Corporation also changed its overhead allocation policy on its aerospace programs, whereby all G&A overhead costs are now expensed. In accordance with Section 3031, the Corporation has applied these changes in accounting policies by adjusting the opening retained earnings as at February 1, 2008 (prior fiscal years have not been restated).

As part of the adoption of Section 3031, customer advance payments received on account of work performed and previously deducted from aerospace program inventories have been reclassified to liabilities as advances on aerospace programs.

Also, effective February 1, 2008, the Corporation changed its G&A overhead cost allocation policy for its long-term contracts and aerospace program tooling to conform with the method applicable to its aerospace programs. Management believes that this new overhead allocation policy results in more relevant information.

As at February 1, 2008, the effect of these accounting changes as well as of the reclassification of certain aerospace program customer advances on the Corporation's consolidated balance sheet was as follows:

	Reported as at January 31, 2008	Impact of accounting changes	Reclassification of certain aerospace programs' customer advances	Restated as at February 1, 2008
Assets				
Inventories	$ 3,548	$ (318)[1]	$ 1,558	$ 4,788
Aerospace program tooling	1,196	(23)[2]	-	1,173
Deferred income taxes	935	113	-	1,048
	$ 5,679	$ (228)	$ 1,558	$ 7,009
Liabilities				
Accounts payable and accrued liabilities	$ 6,919	$ 29	$ -	$ 6,948
Advances and progress billings in excess of related long-term contract costs	2,791	11	-	2,802
Advances on aerospace programs	1,368	-	1,558	2,926
	$ 11,078	$ 40	$ 1,558	$ 12,676
Shareholders' equity	$ 3,118	$ (268)	$ -	$ 2,850

(1) Represents a write-off of $277 million relating to EOAPC and $41 million relating to G&A overhead costs included in inventories.

(2) Relates to G&A overhead costs.

The comparative figures as at January 31, 2008 included a reclassification of $1,558 million of aerospace programs' customer advances from inventories to advances on aerospace programs. In addition, $77 million and $145 million of G&A overhead costs have been reclassified from cost of sales to selling, general and administrative expenses for the three- and six-month periods ended July 31, 2007, to conform to the presentation adopted in the current fiscal year.

Capital disclosures
In December 2006, the AcSB issued Section 1535 "Capital disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. This accounting standard was adopted by the Corporation effective February 1, 2008.

FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets
In February 2008, the AcSB issued Section 3064 "Goodwill and intangible assets", which replaces Section 3062, "Goodwill and other intangible assets" and Section 3450 "Research and development costs". For the Corporation, this Section is effective for interim and annual financial statements beginning on February 1, 2009. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible assets". The Corporation is currently evaluating the impact of this new standard on its Consolidated Financial Statements, notably on the aerospace program tooling. No impact is expected on goodwill.

International Financial Reporting Standards
In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible assets", thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (IASB) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on the Corporation's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

For the Corporation, the changeover to IFRS will be required for interim and annual financial statements beginning on February 1, 2011. As a result, the Corporation has developed a plan to convert its Consolidated Financial Statements to IFRS. The Corporation has also set up IFRS dedicated teams at all levels of the organization. The Corporation has provided training to key employees and is monitoring the impact of the transition on its business practices, systems and internal controls over financial reporting.

A detailed analysis of the differences between IFRS and the Corporations' accounting policies as well as an assessment of the impact of various alternatives are in progress. Changes in accounting policies are likely and may materially impact the Corporation's Consolidated Financial Statements.

CONTROLS AND PROCEDURES

There were no changes to the Corporation's internal controls over financial reporting that occurred during the six-month period ended July 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

FOREIGN EXCHANGE RATES

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of its self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro, pound sterling and other Western European currencies, and from transactions denominated in foreign currencies, mainly the Canadian dollar and the pound sterling.

The period-end exchange rates used to translate assets and liabilities were as follows as at:

	July 31, 2008	January 31, 2008	Increase (decrease)
Euro	**1.5592**	1.4840	5%
Canadian dollar	**0.9749**	0.9978	(2%)
Pound sterling	**1.9803**	1.9894	-%

The average exchange rates used to translate revenues and expenses were as follows for the three-month periods ended July 31:

	2008	2007	Increase (decrease)
Euro	**1.5624**	1.3561	15%
Canadian dollar	**0.9906**	0.9331	6%
Pound sterling	**1.9734**	2.0022	(1%)

The average exchange rates used to translate revenues and expenses were as follows for the six-month periods ended July 31:

	2008	2007	Increase
Euro	**1.5482**	1.3417	15%
Canadian dollar	**0.9930**	0.8985	11%
Pound sterling	**1.9782**	1.9837	-%

SELECTED FINANCIAL DATA

The following table provides selected financial data for the last eight quarters.

	Fiscal year 2009		Fiscal year 2008				Fiscal year 2007	
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter
Revenues	**$ 4,932**	$ 4,789	$ 5,270	$ 4,228	$ 4,041	$ 3,967	$ 4,418	$ 3,402
Income (loss) from continuing operations, net of tax	**$ 246**	$ 226	$ 218	$ 91	$ (71)	$ 79	$ 112	$ 53
Income from discontinued operations, net of tax	**-**	-	-	-	-	-	-	21
Net income (loss)	**$ 246**	$ 226	$ 218	$ 91	$ (71)	$ 79	$ 112	$ 74
Earnings (loss) per share (in dollars):								
Basic								
From continuing operations	**$ 0.14**	$ 0.13	$ 0.12	$ 0.05	$ (0.05)	$ 0.04	$ 0.06	$ 0.03
Net income (loss)	**$ 0.14**	$ 0.13	$ 0.12	$ 0.05	$ (0.05)	$ 0.04	$ 0.06	$ 0.04
Diluted								
From continuing operations	**$ 0.14**	$ 0.12	$ 0.12	$ 0.05	$ (0.05)	$ 0.04	$ 0.06	$ 0.03
Net income (loss)	**$ 0.14**	$ 0.12	$ 0.12	$ 0.05	$ (0.05)	$ 0.04	$ 0.06	$ 0.04

INVESTOR INFORMATION

Authorized, issued and outstanding share data as at July 31, 2008

	Authorized	Issued and outstanding
Class A Shares (Multiple Voting)[1]	1,842,000,000	316,961,737
Class B Shares (Subordinate Voting)[2]	1,892,000,000	1,413,392,401[3]
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	9,464,920
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	2,535,080
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

(1) Ten votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
(2) Convertible at the option of the holder into one Class A Share (Multiple Voting) under certain conditions.
(3) Net of 23,403,759 Class B Shares (Subordinated Voting) purchased and held in trust in connection with the performance share units ("PSU") plan.

Share option and PSU data as at July 31, 2008

Options issued and outstanding	45,816,321
PSU issued and outstanding	15,267,775
Class B Shares held in trust to satisfy PSU obligations	23,403,759

Expected issuance date of the Corporation's financial reports for the next 12 months

Third Quarterly Report, for the period ended October 31, 2008	December 4, 2008
Annual Report, for the fiscal year ended January 31, 2009	April 2, 2009
First Quarterly Report, for the period ended April 30, 2009	June 3, 2009
Second Quarterly Report, for the period ended July 31, 2009	September 2, 2009

Information

Bombardier Inc.
Investor Relations
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3487
Fax: +1 514 861-2420
E-mail: investors@bombardier.com

September 3, 2008

Additional information relating to Bombardier, including the Corporation's annual report and annual information form, can be found on SEDAR at www.sedar.com or on Bombardier's website at www.bombardier.com.

Printed on Rolland Enviro 100, a paper containing 100% post-consumer fibres, certified Eco-Logo, processed chlorine free and FSC recycled. Using this paper, instead of virgin paper, saves the equivalent of 20 mature trees.

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514-861-9481; fax: +1 514-861-2420; website: www.bombardier.com

Un exemplaire en français est disponible sur demande adressée auprès du Service des Affaires publiques ou sur le site Internet à l'adresse www.bombardier.com sous Relations avec les investisseurs.

BOMBARDIER INC.

CONSOLIDATED BALANCE SHEETS[1]

(Unaudited)

(In millions of U.S. dollars, except number of shares)

	Notes	July 31, 2008	January 31, 2008
Assets			
Cash and cash equivalents		**$ 4,277**	$ 3,602
Invested collateral	8	**1,360**	1,295
Receivables		**2,247**	1,998
Aircraft financing	5	**594**	626
Inventories	6	**5,291**	5,106
Property, plant and equipment		**2,888**	2,980
Fractional ownership deferred costs		**533**	500
Deferred income taxes		**1,038**	935
Accrued benefit assets		**986**	924
Derivative financial instruments	4	**350**	458
Goodwill		**2,630**	2,533
Other assets	7	**1,234**	1,163
		$ 23,428	$ 22,120
Liabilities			
Accounts payable and accrued liabilities	9	**$ 7,251**	$ 6,919
Advances and progress billings in excess of related long-term contract costs		**2,964**	2,791
Advances on aerospace programs		**3,378**	2,926
Fractional ownership deferred revenues		**675**	631
Long-term debt		**4,363**	4,393
Accrued benefit liabilities		**1,128**	1,066
Derivative financial instruments	4	**377**	276
		20,136	19,002
Shareholders' equity			
Preferred shares			
Issued and outstanding:			
Series 2: 9,464,920		**159**	159
Series 3: 2,535,080		**40**	40
Series 4: 9,400,000		**148**	148
Common shares			
Issued and outstanding:			
Class A: 316,961,737 (316,961,957 as at January 31, 2008)		**29**	29
Class B: 1,436,796,160 (1,434,973,636 as at January 31, 2008)		**1,426**	1,419
Purchased and held in trust under the performance share unit plan: 23,403,759 Class B (21,273,000 as at January 31, 2008)		**(129)**	(89)
Contributed surplus		**76**	68
Retained earnings		**1,186**	1,040
Accumulated other comprehensive income, net of tax	11	**357**	304
		3,292	3,118
		$ 23,428	$ 22,120
Commitments and contingencies	18		

The accompanying notes are an integral part of these interim consolidated financial statements.

[1] Refer to Note 2 for impact of new accounting policies, effective February 1, 2008.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(In millions of U.S. dollars)

	Notes	Three-month periods ended July 31 2008	Three-month periods ended July 31 2007	Six-month periods ended July 31 2008	Six-month periods ended July 31 2007
Preferred shares		**$ 347**	$ 347	**$ 347**	$ 347
Common shares					
Balance at beginning of period		**1,360**	1,408	**1,359**	1,408
Issuance of Class B shares		**6**	3	**7**	3
Class B shares - held in trust under the performance share unit plan:					
Purchased		**(53)**	(55)	**(53)**	(55)
Distributed		**13**	-	**13**	-
		1,326	1,356	**1,326**	1,356
Contributed surplus					
Balance at beginning of period		**79**	39	**68**	35
Stock-based compensation expense	10	**12**	7	**23**	11
Options exercised and shares distributed under the performance share unit plan		**(15)**	(1)	**(15)**	(1)
		76	45	**76**	45
Retained earnings					
Balance at beginning of period		**990**	825	**1,040**	753
Changes in accounting policies - Inventories	2	**-**	-	**(268)**	-
Net income (loss)		**246**	(71)	**472**	8
Dividends:					
Common shares		**(43)**	-	**(43)**	-
Preferred shares		**(7)**	(8)	**(15)**	(15)
		1,186	746	**1,186**	746
Accumulated other comprehensive income, net of tax	11				
Balance at beginning of period		**425**	231	**304**	174
Other comprehensive income		**(68)**	29	**53**	86
		357	260	**357**	260
		$ 3,292	$ 2,754	**$ 3,292**	$ 2,754

The accompanying notes are an integral part of these interim consolidated financial statements.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In millions of U.S. dollars, except per share amounts)

		Three-month periods ended July 31		Six-month periods ended July 31	
	Notes	**2008**	2007	**2008**	2007
Revenues					
Manufacturing		**$ 3,755**	$ 2,841	**$ 7,100**	$ 5,600
Services		**805**	681	**1,642**	1,412
Other		**372**	519	**979**	996
		4,932	4,041	**9,721**	8,008
Cost of sales	2	**3,997**	3,351	**7,944**	6,653
Selling, general and administrative	2	**404**	334	**769**	652
Research and development		**47**	33	**87**	69
Other income	12	**(11)**	(19)	**(35)**	(22)
Amortization		**137**	129	**277**	260
Special item	13	**-**	162	**-**	162
		4,574	3,990	**9,042**	7,774
Income before the following:		**358**	51	**679**	234
Financing income	14	**(82)**	(55)	**(143)**	(106)
Financing expense	14	**118**	127	**200**	247
Income (loss) before income taxes		**322**	(21)	**622**	93
Income taxes		**76**	50	**150**	85
Net income (loss)		**$ 246**	$ (71)	**$ 472**	$ 8
Basic and diluted earnings (loss) per share	15	**$ 0.14**	$ (0.05)	**$ 0.26**	$ -

The accompanying notes are an integral part of these interim consolidated financial statements.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(In millions of U.S. dollars)

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Net income (loss)	**$ 246**	$ (71)	**$ 472**	$ 8
Other comprehensive income				
Net unrealized loss on financial assets available for sale[(1)]	**(5)**	(1)	**(7)**	(2)
Net change in cash flow hedges:				
Foreign exchange re-evaluation	**-**	(1)	**-**	(1)
Net gain (loss) on derivative financial instruments designated as cash flow hedges	**(44)**	100	**54**	198
Reclassification to income or to the related non financial asset	**(49)**	(49)	**(119)**	(38)
Income tax recovery (expense)	**21**	(15)	**25**	(52)
	(72)	35	**(40)**	107
Cumulative translation adjustment:				
Net investments in self-sustaining foreign operations	**6**	(14)	**210**	150
Net income (loss) on related hedging items[(2)]	**3**	9	**(110)**	(169)
	9	(5)	**100**	(19)
Total Other comprehensive income	**(68)**	29	**53**	86
Total Comprehensive income	**$ 178**	$ (42)	**$ 525**	$ 94

The accompanying notes are an integral part of these interim consolidated financial statements.

(1) Net of income taxes of $1 million for the three- and six-month periods ended July 31, 2008 (nil for the three- and six-month periods ended July 31, 2007).

(2) Net of income taxes of nil and $2 million for the three- and six-month periods ended July 31, 2008 ($2 million and $13 million for the three- and six-month periods ended July 31, 2007).

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In millions of U.S. dollars)

	Notes	Three-month periods ended July 31 2008	2007	Six-month periods ended July 31 2008	2007
Operating activities					
Net income (loss)		$ 246	$ (71)	$ 472	$ 8
Non-cash items:					
Amortization		137	129	277	260
Deferred income taxes		75	43	107	55
Gain on disposals of property, plant and equipment		(5)	(1)	(17)	(3)
Stock-based compensation	10	12	7	23	11
Special item	13	-	162	-	162
Net change in non-cash balances related to operations	16	(267)	407	(32)	49
Cash flows from operating activities		198	676	830	542
Investing activities					
Additions to property, plant and equipment		(120)	(46)	(214)	(87)
Disposals of property, plant and equipment		21	3	43	24
Other		(17)	(40)	(25)	(82)
Cash flows from investing activities		(116)	(83)	(196)	(145)
Financing activities					
Repayments of long-term debt		(3)	(19)	(63)	(27)
Purchase of Class B shares - held in trust under the performance share unit plan		(53)	(55)	(53)	(55)
Issuance of shares, net of related costs		4	3	5	3
Dividends paid		(50)	(8)	(58)	(15)
Cash flows from financing activities		(102)	(79)	(169)	(94)
Effect of exchange rate changes on cash and cash equivalents		2	3	210	47
Net increase (decrease) in cash and cash equivalents		(18)	517	675	350
Cash and cash equivalents at beginning of period		4,295	2,481	3,602	2,648
Cash and cash equivalents at end of period		$ 4,277	$ 2,998	$ 4,277	$ 2,998
Supplemental information					
Cash paid for:					
Interest		$ 146	$ 179	$ 179	$ 244
Income taxes		$ 29	$ 54	$ 43	$ 77

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six-month period ended July 31, 2008
(Unaudited)
(Tabular figures are in millions of U.S. dollars, unless otherwise indicated)

Bombardier Inc. ("the Corporation") is incorporated under the laws of Canada and is a manufacturer of transportation equipment, including business and commercial aircraft and rail transportation equipment and systems, and is a provider of related services.

1. BASIS OF PRESENTATION

The interim consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 – Changes in accounting policies. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2008.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. The fourth quarter has historically been the strongest in terms of revenues and profitability.

Bombardier Inc. and its subsidiaries carry out their operations in two distinct segments, the aerospace segment ("BA") and the transportation segment ("BT"), each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Most legal entities of BT use a December 31 fiscal year-end. As a result, the Corporation consolidates the operations of BT with a one-month lag with the remainder of its operations. To the extent that significant transactions or events occur during the one-month lag period, the Corporation's interim consolidated financial statements are adjusted accordingly.

2. CHANGES IN ACCOUNTING POLICIES

Inventories
In June 2007, the Accounting Standards Board ("AcSB") released Section 3031 "Inventories", which replaces Section 3030 "Inventories". It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") IAS 2 "Inventories". This accounting standard was adopted by the Corporation effective February 1, 2008. The Section prescribes the measurement of inventories at the lower of cost and net realizable value. It provides further guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value and circumstances for their subsequent reversal. It also provides more restrictive guidance on the cost methodologies that are used to assign costs to inventories and describes additional disclosure requirements.

As a result, the Corporation adopted the unit cost method for its aerospace programs in replacement of the average cost method. The unit cost method is a prescribed cost method under which the actual production costs are charged to each unit produced and are recognized in income as the unit is delivered. The deferral of a portion of initial costs as excess over average production costs ("EOAPC"), embedded in the average cost method, is not allowed under the unit cost method. In addition, as a result of the more restrictive guidance on the determination of costs, the Corporation also changed its overhead allocation policy on its aerospace programs, whereby all general and administrative ("G&A") overhead costs are now expensed. In accordance with Section 3031, the Corporation has applied these changes in accounting policies by adjusting the opening retained earnings as at February 1, 2008 (prior fiscal years have not been restated).

As part of the adoption of Section 3031, customer advance payments received on account of work performed and previously deducted from aerospace program inventories have been reclassified to liabilities as advances on aerospace programs.

Also, effective February 1, 2008, the Corporation changed its G&A overhead cost allocation policy for its long-term contracts and aerospace program tooling to conform with the method applicable to its aerospace programs. Management believes that this new overhead allocation policy results in more relevant information.

As at February 1, 2008, the effect of these accounting changes as well as of the reclassification of certain aerospace program customer advances on the Corporation's consolidated balance sheet was as follows:

	Reported as at January 31, 2008	Impact of accounting changes	Reclassification of certain aerospace programs' customer advances	Restated as at February 1, 2008
Assets				
Inventories	$ 3,548	$ (318)[1]	$ 1,558	$ 4,788
Aerospace program tooling	1,196	(23)[2]	-	1,173
Deferred income taxes	935	113	-	1,048
	$ 5,679	$ (228)	$ 1,558	$ 7,009
Liabilities				
Accounts payable and accrued liabilities	$ 6,919	$ 29	$ -	$ 6,948
Advances and progress billings in excess of related long-term contract costs	2,791	11	-	2,802
Advances on aerospace programs	1,368	-	1,558	2,926
	$ 11,078	$ 40	$ 1,558	$ 12,676
Shareholders' equity	$ 3,118	$ (268)	$ -	$ 2,850

(1) Represents a write-off of $277 million relating to EOAPC and $41 million relating to G&A overhead costs included in inventories.
(2) Relates to G&A overhead costs.

The comparative figures as at January 31, 2008 included a reclassification of $1,558 million of aerospace programs' customer advances from inventories to advances on aerospace programs. In addition, $77 million and $145 million of G&A overhead costs have been reclassified from cost of sales to selling, general and administrative expenses for the three- and six-month periods ended July 31, 2007, to conform to the presentation adopted in the current fiscal year.

Capital disclosures

In December 2006, the AcSB issued Section 1535 "Capital disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. This accounting standard was adopted by the Corporation effective February 1, 2008 (see Note 19 – Capital management).

3. FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets

In February 2008, the AcSB issued Section 3064 "Goodwill and intangible assets", which replaces Section 3062, "Goodwill and other intangible assets" and Section 3450 "Research and development costs". For the Corporation, this Section is effective for interim and annual financial statements beginning on February 1, 2009. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible assets". The Corporation is currently evaluating the impact of this new standard on its Consolidated Financial Statements, notably on the aerospace program tooling. No impact is expected on goodwill.

International Financial Reporting Standards

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible assets", thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (IASB) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on the Corporation's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

For the Corporation, the changeover to IFRS will be required for interim and annual financial statements beginning on February 1, 2011. As a result, the Corporation has developed a plan to convert its Consolidated Financial Statements to IFRS. The Corporation has also set up IFRS dedicated teams at all levels of the organization. The Corporation has provided training to key employees and is monitoring the impact of the transition on its business practices, systems and internal controls over financial reporting.

A detailed analysis of the differences between IFRS and the Corporation's accounting policies as well as an assessment of the impact of various alternatives are in progress. Changes in accounting policies are likely and may materially impact the Corporation's Consolidated Financial Statements.

4. FINANCIAL INSTRUMENTS

The classification of financial instruments as held for trading ("HFT"), available for sale ("AFS"), loans and receivables ("L&R") and other than HFT, as well as their carrying amounts and fair values, were as follows as at:

Financial assets

	July 31, 2008					January 31, 2008				
	Carrying value				Fair value	Carrying value				Fair value
	HFT	AFS	L&R	Total(1)		HFT	AFS	L&R	Total(1)	
Cash and cash equivalents	$ 4,277	$ -	$ -	$ 4,277	$ 4,277	$ 3,602	$ -	$ -	$ 3,602	$ 3,602
Invested collateral	1,360(2)	-	-	1,360	1,360	1,295(2)	-	-	1,295	1,295
Receivables	-	-	2,134(3)	2,134	2,134	-	-	1,855(3)	1,855	1,855
Aircraft financing	383(2) (4)	-	123(5)	506	524	398(2) (4)	-	119(5)	517	548
Derivative financial instruments	118(6)	-	-	118	118	97(6)	-	-	97	97
Other assets	231(2) (7)	202(8)	177(9)	610	610	249(2) (7)	207(8)	181(9)	637	637
	$ 6,369	$ 202	$ 2,434	$ 9,005	$ 9,023	$ 5,641	$ 207	$ 2,155	$ 8,003	$ 8,034

(1) Represents only the carrying value of financial assets included in the corresponding balance sheet caption.
(2) Represents financial assets designated as HFT under the fair value option.
(3) Represents trade receivables and certain other receivables.
(4) Represents certain commercial aircraft loans and lease receivables.
(5) Represents certain commercial aircraft loans and lease receivables, investment in financing structures and business aircraft loans.
(6) Represents derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivatives accounted for separately.
(7) Includes a prepayment under an exchange agreement and servicing fees.
(8) Represents investment in securities.
(9) Includes restricted cash.

Financial liabilities

	July 31, 2008				January 31, 2008			
	Carrying value			Fair value	Carrying value			Fair value
	HFT	Other than HFT	Total[1]		HFT	Other than HFT	Total[1]	
Accounts payable and accrued liabilities	$ 737[2]	$ 3,609[3]	$ 4,346	$ 4,346	$ 772[2]	$ 3,515[3]	$ 4,287	$ 4,287
Long-term debt	-	4,363	4,363	4,325	-	4,393	4,393	4,266
Derivative financial instruments	75[4]	-	75	75	34[4]	-	34	34
	$ 812	$ 7,972	$ 8,784	$ 8,746	$ 806	$ 7,908	$ 8,714	$ 8,587

(1) Represents only the carrying value of financial liabilities included in the corresponding balance sheet caption.
(2) Represents credit and residual value guarantees and related liabilities in connection with the sale of commercial aircraft designated as HFT under the fair value option.
(3) Includes trade accounts payable, interest, as well as certain accrued liabilities and payroll-related liabilities.
(4) Represents derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivatives accounted for separately.

Financial instruments designated as HFT – Additional information for certain L&R and financial liabilities designated as HFT under the fair value option is as follows:

	Maximum exposure to credit risk as at July 31, 2008	Gain (loss) in fair value attributable to changes in credit risk for the three-month period ended July 31, 2008	Gain (loss) in fair value attributable to changes in credit risk for the six-month period ended July 31, 2008	Cumulative gain (loss) in fair value attributable to changes in credit risk	Excess of the amount contractually required to be paid over the carrying amount as at July 31, 2008
L&R	$ 351[1]	$ (1)	$ 9	$ (2)	n/a
Credit and residual value guarantees and related liabilities	$ n/a[2]	$ (12)	$ 10	$ 14	$ 40[3]

(1) The maximum exposure to credit risk is mitigated by the value of collaterals, which amounted to $157 million as at July 31, 2008.
(2) See Note 18 – Commitments and contingencies for the maximum exposure to credit risk related to credit and residual value guarantees.
(3) The amount of excess disclosed is only for the related liabilities recorded in connection with the sale of aircraft, having a carrying value of $215 million as at July 31, 2008.
n/a: Not applicable

To calculate the change in the fair value attributable to changes in credit risk, the Corporation uses the same methods as described in the Corporation's annual report for fiscal year 2008.

The net gain (loss) on financial instruments recognized in income was as follows:

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	2008	2007
Financial assets and financial liabilities designated as HFT[1]	$ (13)	$ (5)	$ (15)	$ 12
Financial assets and financial liabilities required to be classified as HFT[2][3]	(4)	1	31	(44)
Portion of the cash flow hedging item excluded from the assessment of effectiveness	(5)	(2)	(8)	(2)
	$ (22)	$ (6)	$ 8	$ (34)

(1) Excludes the interest income portion related to the prepayment under an exchange agreement and invested collateral of $18 million and $30 million respectively for the three- and six-month periods ended July 31, 2008 ($11 million and $24 million respectively for the three- and six-month periods ended July 31, 2007).
(2) Excludes the interest income portion related to cash and cash equivalents of $47 million and $83 million respectively for the three- and six-month periods ended July 31, 2008 ($17 million and $35 million respectively for the three- and six-month periods ended July 31, 2007).
(3) Includes a net gain of $11 million and $19 million respectively in connection with economic hedges not designated in hedging relationships for the three- and six-month periods ended July 31, 2008 (a net loss of $8 million and $51 million respectively for the three- and six-month periods ended July 31, 2007).

For the amounts of unrealized gains or losses on AFS financial assets recognized directly in other comprehensive income ("OCI") and the amounts removed from OCI and recognized in net income or net loss during the three- and six-month periods ended July 31, 2008 and 2007, if any, see the consolidated statements of comprehensive income.

Derivative and non-derivative financial instruments

The carrying amounts of all derivative financial instruments and non-derivative financial instruments in a hedge relationship were as follows:

	July 31, 2008		January 31, 2008	
	Assets	**Liabilities**	Assets	Liabilities
Derivative financial instruments designated as fair value hedges				
Interest-rate swap agreements	$ 39	$ 82	$ 73	$ 40
Derivative financial instruments designated as cash flow hedges				
Forward foreign exchange contracts[1]	193	126	288	135
Derivative financial instruments designated as hedges of net investment				
Cross-currency interest-rate swap agreements	-	94	-	67
Derivative financial instruments classified as held for trading[2]				
Forward foreign exchange contracts	31	30	59	12
Interest-rate cap agreements	4	4	4	4
Interest-rate swap agreements	1	1	-	2
Cross-currency interest-rate swap agreements	13	-	3	-
Embedded derivative financial instruments:				
Call options on long-term debt	5	-	8	-
Foreign exchange[3]	64	37	23	9
Financing rate commitments	-	3	-	7
	118	75	97	34
Total derivative financial instruments	$ 350	$ 377	$ 458	$ 276
Non-derivative financial instruments designated as hedges of net investment				
Long-term debt	$ -	$ 1,173	$ -	$ 1,191
Intercompany loans	-	512	-	687
Total non-derivative financial instruments designated in a hedge relationship	$ -	$ 1,685	$ -	$ 1,878

(1) The maximum length of time of the derivative financial instruments hedging the Corporation's exposure to the variability in future cash flows for anticipated transactions is 42 months.
(2) Held as economic hedges, except for embedded derivative financial instruments.
(3) Held as a protection for expected future cash flows.

5. AIRCRAFT FINANCING

Aircraft financing was as follows as at:

	July 31, 2008	January 31, 2008
Commercial aircraft		
Loans	$ 266	$ 280
Lease receivables[1]	169	170
	435	450
Business aircraft loans[2]	29	32
Total loans and lease receivables	464	482
Allowance for credit losses	(11)	(15)
	453	467
Assets under operating leases	88	109
Investment in financing structures	53	50
	$ 594	$ 626

[1] Includes $16 million of lease receivables related to consolidated variable interest entities ("VIEs") as at July 31, 2008 and January 31, 2008.
[2] This portfolio is being wound down.

6. INVENTORIES

Inventories were as follows as at:

	July 31, 2008	January 31, 2008
Long-term contracts		
Costs incurred and recorded margins	$ 5,088	$ 4,206
Less: advances and progress billings	(3,552)	(2,633)
	1,536	1,573
Aerospace programs	2,759	2,668
Finished products[1]	996	865
	$ 5,291	$ 5,106

[1] Includes 20 pre-owned aircraft, totalling $117 million as at July 31, 2008 (13 pre-owned aircraft, totalling $90 million as at January 31, 2008).

The amount of inventory recognized as cost of sales was as follows:

	Three-month period ended July 31, 2008	Six-month period ended July 31, 2008
Long-term contracts	$ 2,042	$ 4,237
Aerospace programs	1,357	2,763
Finished products	189	442
	$ 3,588	$ 7,442

7. OTHER ASSETS

Other assets were as follows as at:

	July 31, 2008	January 31, 2008
Prepaid expenses	**$ 321**	$ 240
Investment in securities[1]	**202**	207
Finite-life intangible assets, net of accumulated amortization of $183 million as at July 31, 2008 ($159 million as at January 31, 2008)	**172**	172
Prepayment under an exchange agreement	**150**	150
Restricted cash[2]	**113**	107
Servicing fees	**54**	56
Investment in companies subject to significant influence[3]	**43**	48
Deferred financing charges	**30**	39
Other	**149**	144
	$ 1,234	$ 1,163

[1] Includes $58 million of securities held as collateral for guarantees issued in connection with the sale of aircraft as at July 31, 2008 ($59 million as at January 31, 2008).
[2] Includes $83 million related to consolidated VIEs as at July 31, 2008 ($82 million as at January 31, 2008).
[3] The Corporation has pledged shares in investees subject to significant influence, with a carrying value of $32 million as at July 31, 2008 ($37 million as at January 31, 2008), including $12 million of loans as at July 31, 2008 and January 31, 2008, mostly related to BT.

8. LETTERS OF CREDIT FACILITIES

The principal letters of credit facility and its maturity were as follows as at:

	Amount committed	Letters of credit issued	Amount available	Maturity (fiscal year)[1]
July 31, 2008	**$ 6,705[2]**	**$ 6,049**	**$ 656**	**2012**
January 31, 2008	$ 6,381[2]	$ 5,488	$ 893	2012

[1] In December 2009, the committed amount will be reduced to the notional amount of letters of credit outstanding at that time and will amortize thereafter as the outstanding letters of credit mature, up to December 2011.
[2] €4,300 million.

Under the principal letters of credit facility, the Corporation must maintain certain financial covenants (see Note 19 – Capital management). In addition, the Corporation must maintain €869 million ($1,355 million) of invested collateral to secure the obligation to the banks issuing letters of credit under the principal letter of credit facility. These conditions were met as at July 31, 2008 and January 31, 2008.

In addition to the outstanding letters of credit shown in the above table, letters of credit of $306 million were outstanding under various bilateral agreements as at July 31, 2008 ($467 million as at January 31, 2008).

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at:

	July 31, 2008	January 31, 2008
Trade accounts payable	$ 2,181	$ 2,079
Accrued liabilities	1,319	1,251
Product warranties	1,063	1,041
Sales incentives[1]	965	1,011
Payroll-related liabilities	524	496
Income and other taxes	170	213
Provision for repurchase obligations	83	82
Non-controlling interest	81	66
Interest payable	72	77
Severance and other involuntary termination costs	26	37
Other	767	566
	$ 7,251	$ 6,919

[1] Comprised of provision for credit and residual value guarantees and trade-in commitments, as well as other related provisions and liabilities in connection with the sale of aircraft (see Note 18 – Commitments and contingencies).

10. SHARE-BASED PLANS

Share option plans

The number of options issued and outstanding to purchase Class B Shares (Subordinate Voting) has varied as follows:

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	2008	2007
Balance at beginning of period	41,606,525	42,327,250	43,395,125	44,609,150
Granted	6,010,000	6,009,000	6,010,000	6,149,000
Exercised	(1,390,954)	(884,500)	(1,822,304)	(963,750)
Cancelled	(272,750)	(431,500)	(1,390,000)	(1,894,750)
Expired	(136,500)	(200,000)	(376,500)	(1,079,400)
Balance at end of period	45,816,321	46,820,250	45,816,321	46,820,250

The weighted-average grant date fair value was $3.13 for the three- and six-month periods ended July 31, 2008 ($2.90 and $2.88 for the three- and six-month periods ended July 31, 2007). The fair value of each option granted was determined using an option pricing model and the following weighted-average assumptions:

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	2008[1]	2007
Risk-free interest rate	3.58%	4.59%	3.58%	4.58%
Expected life	5 years	5 years	5 years	5 years
Expected volatility in market price of shares	48.04%	51.59%	48.04%	51.59%
Expected dividend yield	1.66%	nil	1.66%	nil

[1] No stock options were issued in the three-month period ended April 30, 2008.

A compensation expense of $4 million and $7 million respectively was recorded in the three- and six-month periods ended July 31, 2008 with respect to share option plans ($3 million and $5 million respectively in the three- and six-month periods ended July 31, 2007).

All awards granted or modified prior to February 1, 2003 are accounted for as capital transactions; therefore no compensation expense is recorded to income for these awards.

Performance share unit plan

The number of performance share units ("PSUs") issued and outstanding has varied as follows:

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Balance at beginning of period	**13,488,961**	7,932,144	**13,696,996**	8,040,386
Granted	**5,588,000**	6,156,000	**5,634,000**	6,168,000
Exercised	**(3,591,526)**	-	**(3,591,526)**	-
Cancelled	**(217,660)**	(101,002)	**(471,695)**	(221,244)
Balance at end of period	**15,267,775**	13,987,142	**15,267,775**	13,987,142

The PSUs granted in the three-month period ended July 31, 2008 vest on June 10, 2011, if certain financial performance targets are met. The conversion ratio for vested PSUs ranges from 70% to 150%. The actual conversion rate for the PSUs exercised in the three-month period ended July 31, 2008 was 127%.

Compensation expense of $8 million and $16 million was recorded in the three- and six-month periods ended July 31, 2008 with respect to the PSUs plan ($4 million and $6 million in the three- and six-month periods ended July 31, 2007).

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the accumulated other comprehensive income ("AOCI") were as follows for the three- and six-month periods ended July 31, 2008:

	AFS financial assets	**Cash flow hedges**	**Cumulative translation adjustment**	**Total**
Balance as at January 31, 2008	**$ 3**	**$ 111**	**$ 190**	**$ 304**
Change during the period	**(2)**	**32**	**91**	**121**
Balance as at April 30, 2008	**1**	**143**	**281**	**425**
Change during the period	**(5)**	**(72)**	**9**	**(68)**
Balance as at July 31, 2008	**$ (4)**	**$ 71**	**$ 290**	**$ 357**

Changes in the AOCI were as follows for the three- and six-month periods ended July 31, 2007:

	AFS financial assets	**Cash flow hedges**	**Cumulative translation adjustment**	**Total**
Balance as at January 31, 2007	$ 4	$ (8)	$ 178	$ 174
Change during the period	(1)	72	(14)	57
Balance as at April 30, 2007	3	64	164	231
Change during the period	(1)	35	(5)	29
Balance as at July 31, 2007	$ 2	$ 99	$ 159	$ 260

12. OTHER INCOME

Other income was as follows:

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Settlement of claims	**$ -**	$ (18)	**$ (28)**	$ (18)
Loss related to disposal of businesses	**-**	-	**23**	-
Foreign exchange losses (gains)	**(28)**	3	**(18)**	4
Gain on disposal of property, plant and equipment	**(5)**	(1)	**(17)**	(3)
Net loss (gain) on financial instruments[1]	**10**	1	**(13)**	-
Non-controlling interest	**8**	2	**11**	2
Severance and other involuntary termination costs (including changes in estimates)	**4**	(8)	**7**	(13)
Loss from equity accounted investees	**2**	1	**2**	6
Other	**(2)**	1	**(2)**	-
	$ (11)	$ (19)	**$ (35)**	$ (22)

[1] Net loss (gain) on certain financial instruments classified as HFT, including foreign exchange embedded derivatives and financing rate commitments.

13. SPECIAL ITEM

The special item for the three- and six-month periods ended July 31, 2007 relates to the Corporation's investment in Metronet Rail BCV Ltd. and Metronet Rail SSL Ltd. (together "Metronet"), an equity accounted investee in which the Corporation is a 20% shareholder. As a result of its financial difficulties, Metronet was put in administration on July 18, 2007. Following these events, the Corporation wrote off the carrying value of its investment in Metronet, resulting in a pre- and after-tax loss of $162 million.

14. FINANCING INCOME AND FINANCING EXPENSE

Financing income and financing expense were as follows:

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Financing income				
Cash and cash equivalents	**$ (47)**	$ (17)	**$ (83)**	$ (35)
Invested collateral	**(16)**	(9)	**(27)**	(20)
Loans and lease receivables – after effect of hedges	**(12)**	(22)	**(21)**	(39)
Other	**(7)**	(7)	**(12)**	(12)
	$ (82)[1]	$ (55)[1]	**$ (143)[1]**	$ (106)[1]
Financing expense				
Interest on long-term debt – after effect of hedges	**$ 82**	$ 91	**$ 161**	$ 185
Accretion expense on certain sales incentives	**10**	10	**20**	25
Net loss on financial instruments[2]	**22**	16	**11**	16
Other	**4**	10	**8**	21
	$ 118[3]	$ 127[3]	**$ 200[3]**	$ 247[3]

[1] Of which $10 million and $16 million represent the interest income calculated using the effective interest method for financial assets classified as L&R for the three- and six-month periods ended July 31, 2008, respectively ($21 million and $39 million for the three- and six-month periods ended July 31, 2007, respectively).

[2] Net loss on certain financial instruments required to be classified as HFT, including certain call options on long-term debt.

[3] Of which $85 million and $168 million represent the interest expense calculated using the effective interest method for financial liabilities classified as other than HFT for the three- and six-month periods ended July 31, 2008, respectively ($116 million and $225 million for the three- and six-month periods ended July 31, 2007, respectively).

15. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share were computed as follows:

	Three-month periods ended July 31		Six-month periods ended July 31	
(Number of shares, stock options and PSUs, in thousands)	**2008**	2007	**2008**	2007
Net income (loss)	**$ 246**	$ (71)	**$ 472**	$ 8
Preferred share dividends, net of tax	**(7)**	(8)	**(15)**	(15)
Net income (loss) attributable to common shareholders	**$ 239**	$ (79)	**$ 457**	$ (7)
Weighted-average basic number of common shares outstanding	**1,730,637**	1,734,424	**1,730,653**	1,735,824
Net effect of stock options and PSUs	**25,006**	-	**24,803**	-
Weighted-average diluted number of common shares outstanding	**1,755,643**	1,734,424	**1,755,456**	1,735,824
Basic and diluted earnings (loss) per share	**$ 0.14**	$ (0.05)	**$ 0.26**	$ -

The effect of the exercise of stock options and PSUs was included in the calculation of diluted earnings per share in the above table, except for 23,769,375 and 24,488,857 stock options for the three- and six-month periods ended July 31, 2008, respectively, either since the average market value of the underlying shares was lower than the exercise price, or because the predetermined target market price thresholds for the Corporation's Class B Shares (Subordinate Voting) had not been met. For the three- and six-month periods ended July 31, 2007, the effect of the exercise of stock options and PSUs on loss per share was anti-dilutive.

16. NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

Net change in non-cash balances related to operations was as follows:

	Three-month periods ended July 31		Six-month periods ended July 31	
	2008	2007	**2008**	2007
Receivables	**$ (182)**	$ 152	**$ (266)**	$ (45)
Aircraft financing	**41**	215	**26**	156
Inventories	**(233)**	388	**(515)**	149
Fractional ownership deferred costs	**(11)**	(28)	**(33)**	(12)
Derivative financial instruments, net	**154**	8	**87**	10
Accounts payable and accrued liabilities	**(81)**	(482)	**162**	(548)
Advances and progress billings in excess of related long-term contract costs	**(230)**	(34)	**79**	304
Advances on aerospace programs	**289**	253	**474**	383
Fractional ownership deferred revenues	**10**	33	**47**	14
Accrued benefit liabilities, net	**1**	(46)	**(42)**	(253)
Other	**(25)**	(52)	**(51)**	(109)
	$ (267)	$ 407	**$ (32)**	$ 49

17. EMPLOYEE FUTURE BENEFITS

The components of the benefit cost were as follows:

	Three-month period ended July 31, 2008		Three-month period ended July 31, 2007	
	Pension benefits	**Other benefits**	Pension benefits	Other benefits
Current service cost	**$ 66**	**$ 3**	$ 51	$ 4
Interest cost	**102**	**6**	87	4
Expected return on plan assets	**(117)**	**-**	(93)	-
Amortization of actuarial loss	**17**	**5**	21	4
Amortization of past service costs	**2**	**(1)**	-	(1)
Curtailment loss	**2**	**-**	-	-
	$ 72	**$ 13**	$ 66	$ 11

	Six-month period ended July 31, 2008		Six-month period ended July 31, 2007	
	Pension benefits	**Other benefits**	Pension benefits	Other benefits
Current service cost	**$ 116**	**$ 6**	$ 100	$ 7
Interest cost	**199**	**11**	171	9
Expected return on plan assets	**(220)**	**-**	(182)	-
Amortization of actuarial loss	**30**	**10**	42	8
Amortization of past service costs	**2**	**(2)**	-	(2)
Curtailment loss (gain)	**2**	**-**	(3)	-
	$ 129	**$ 25**	$ 128	$ 22

18. COMMITMENTS AND CONTINGENCIES

The table below presents the maximum potential exposure for each major group of exposure, as at:

	July 31, 2008	January 31, 2008
Aircraft sales		
Credit	**$ 1,579**	$ 1,589
Residual value	**2,635**	2,674
Mutually exclusive exposure[(1)]	**(959)**	(952)
Total credit and residual value exposure	**$ 3,255**	$ 3,311
Trade-in commitments	**1,108**	1,039
Conditional repurchase obligations	**833**	931
Other		
Credit and residual value	**186**	186
Repurchase obligations	**184**	185
Performance guarantees	**94**	112

(1) Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the guarantees must not be added together to calculate the Corporation's combined maximum exposure.

Provisions for anticipated losses on credit and residual value guarantees related to the sale of aircraft amounted to $521 million as at July 31, 2008 ($504 million as at January 31, 2008). In addition, related liabilities, which would be extinguished in the event of credit default by certain customers, amounted to $215 million as at July 31, 2008 ($268 million as at January 31, 2008).

Financing commitments – The Corporation is committed to provide financing in relation to the future sale of aircraft scheduled for delivery through fiscal year 2013. The Corporation's total financing commitment amounted to $1.3 billion as at July 31, 2008 ($1.8 billion as at January 31, 2008). The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that the guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

19. CAPITAL MANAGEMENT

The Corporation's capital management strategy is designed to maintain strong liquidity and to optimize its capital structure in order to reduce costs and improve its ability to seize strategic opportunities.

The capital structure provides the Corporation with the ability to meet its liquidity needs as well as support its longer-term strategic investments. The Corporation analyzes its capital structure using global leverage metrics, which are based on a broad economic view of the Corporation. The Corporation's adjusted total capitalization consists of adjusted debt and adjusted shareholders' equity (see definitions in table hereafter).

The Corporation's primary objective in managing capital is to reduce adjusted debt in order to improve global leverage metrics by:

- continuing to de-leverage the balance sheet with strategic long-term debt repayments, in line with active management of consolidated liquidity, weighted-average cost of capital and term structure; and
- proactively managing variations in pension deficit, including an assessment for discretionary pension contributions.

The following global leverage metrics do not represent the calculations required for bank covenants. Details of the methods for calculating global leverage metrics is provided in the Corporation's annual report for fiscal year 2008, except for the amount in AOCI relating to cash flow hedges that is now excluded from the adjusted total capitalization.

Global leverage metrics

	Target 2011	July 31, 2008	January 31, 2008
Adjusted EBIT[(1)]		$ 1,302	$ 1,013
Adjusted net interest[(2)]		$ 334	$ 412
Adjusted EBIT to adjusted net interest ratio	5.0	**3.9**	2.5
Adjusted debt[(3)]		$ 6,270[(4)]	$ 6,091
Adjusted EBITDA[(5)]		$ 1,879	$ 1,583
Adjusted debt to adjusted EBITDA ratio	2.5	**3.3**	3.8
Adjusted debt[(3)]		$ 6,270[(4)]	$ 6,091
Adjusted total capitalization[(6)]		$ 9,491	$ 9,098
Adjusted debt to adjusted total capitalization ratio	55%	**66%**	67%

(1) Represents the four-quarter trailing earnings (losses) before financing income, financing expense and income taxes before special items, plus interest adjustment for pension deficit and operating leases.
(2) Represents the four-quarter trailing financing income and financing expense, plus interest adjustment for pension deficit and operating leases.
(3) Represents long-term debt (including the value of the related derivative hedging financial instruments), the total pension deficit (including the off-balance sheet portion) and the net present value of operating lease obligations.
(4) Computed using the total pension deficit projected as at June 30, 2008.
(5) Represents the four-quarter trailing of earnings (losses) before financing income, financing expense, income taxes, depreciation and amortization before special items, plus amortization adjustment for capital leases and interest adjustment for pension deficit and operating leases.
(6) Consists of adjusted shareholders' equity (represents all components of shareholder's equity less the amount in AOCI relating to cash flow hedges) and adjusted debt.

In order to adjust its capital structure, the Corporation may issue or reduce long-term debt, make discretionary contributions to pension funds, repurchase or issue share capital, or vary the amount of dividends paid to shareholders.

The Corporation is subject to various bank covenants under its letters of credit facility, including the following financial covenants (as defined in the related agreements):

- a minimum EBITDA before special items to fixed charges ratio of 3.5 at the end of each fiscal quarter;
- a maximum modified gross debt to modified capitalization ratio of 65% at the end of each fiscal quarter; and
- a maximum modified net debt to EBITDA before special items ratio of 2.5 as at July 31, 2008 and 2.0 at the end of each fiscal quarter thereafter.

The Corporation regularly monitors these ratios to ensure it meets all financial covenants, and has controls in place to ensure that contractual covenants are met. The Corporation complied with all bank covenants as at July 31, 2008 and January 31, 2008.

The Corporation's capital management strategy has not changed since the prior period.

20. SEGMENT DISCLOSURE

The Corporation has two reportable segments: BA and BT. Each reportable segment offers different products and services and requires different technology and marketing strategies.

BA	BT
BA is a world leader in the design and manufacture of innovative aviation products and is a provider of related services. BA's aircraft portfolio includes a comprehensive line of business aircraft, commercial aircraft (regional jets, turboprops and single-aisle mainline jets) and amphibious aircraft. BA also offers aftermarket services as well as fractional ownership and flight entitlement programs.	BT is the global leader in the rail equipment and system manufacturing and a provider of related services, offering a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides bogies, electric propulsion, control equipment and maintenance services, as well as complete rail transportation systems and rail control solutions.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the fiscal year ended January 31, 2008, except for changes in accounting policies described in Note 2 – Changes in accounting policies. Management assesses segment performance based on income before financing income, financing expense and income taxes. Corporate charges are allocated to segments mostly based on each segment's revenues. Net segmented assets exclude cash and cash equivalents, invested collateral and deferred income taxes, and are net of accounts payable and accrued liabilities (excluding interest and income taxes payable), advances and progress billings in excess of related long-term contract costs, advances on aerospace programs, fractional ownership deferred revenues, accrued benefit liabilities and derivative financial instruments.

The tables containing the detailed segmented data are shown hereafter.

21. RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period, including the changes discussed in Note 2 – Changes in accounting policies, related to the reclassification of aerospace program's customer advances from inventories to advances on aerospace programs, and in the reclassification of G&A overhead costs from cost of sales to selling, general and administrative expenses.

SEGMENTED INFORMATION

INDUSTRY SEGMENTS	Bombardier Inc. consolidated		BA		BT	
For the three-month periods ended July 31	**2008**	2007	**2008**	2007	**2008**	2007
Revenues						
Manufacturing	**$ 3,755**	$ 2,841	**$ 2,049**	$ 1,678	**$ 1,706**	$ 1,163
Services	**805**	681	**424**	365	**381**	316
Other	**372**	519	**43**	167	**329**	352
	4,932	4,041	**2,516**	2,210	**2,416**	1,831
Cost of sales	**3,997**	3,351	**1,969**	1,828	**2,028**	1,523
Selling, general and administrative	**404**	334	**184**	157	**220**	177
Research and development	**47**	33	**16**	6	**31**	27
Other expense (income)	**(11)**	(19)	**4**	(17)	**(15)**	(2)
Amortization	**137**	129	**105**	103	**32**	26
Special item	**-**	162	**-**	-	**-**	162
	4,574	3,990	**2,278**	2,077	**2,296**	1,913
Income (loss) before financing income and expense, and income taxes	**$ 358**	$ 51	**$ 238**	$ 133	**$ 120**	$ (82)
Additions to property, plant and equipment	**$ 120**	$ 46	**$ 88**	$ 30	**$ 32**	$ 16

SEGMENTED INFORMATION

INDUSTRY SEGMENTS	Bombardier Inc. consolidated		BA		BT	
For the six-month periods ended July 31	**2008**	2007	**2008**	2007	**2008**	2007
Revenues						
Manufacturing	**$ 7,100**	$ 5,600	**$ 3,936**	$ 3,409	**$ 3,164**	$ 2,191
Services	**1,642**	1,412	**844**	722	**798**	690
Other	**979**	996	**116**	339	**863**	657
	9,721	8,008	**4,896**	4,470	**4,825**	3,538
Cost of sales	**7,944**	6,653	**3,865**	3,722	**4,079**	2,931
Selling, general and administrative	**769**	652	**348**	307	**421**	345
Research and development	**87**	69	**30**	16	**57**	53
Other expense (income)	**(35)**	(22)	**(1)**	(27)	**(34)**	5
Amortization	**277**	260	**210**	207	**67**	53
Special item	**-**	162	**-**	-	**-**	162
	9,042	7,774	**4,452**	4,225	**4,590**	3,549
Income (loss) before financing income and expense, and income taxes	**$ 679**	$ 234	**$ 444**	$ 245	**$ 235**	$ (11)
Additions to property, plant and equipment	**$ 214**	$ 87	**$ 159**	$ 64	**$ 55**	$ 23

As at	**July 31, 2008**	January 31, 2008	**July 31, 2008**	January 31, 2008	**July 31, 2008**	January 31, 2008
Net segmented assets	**$ 1,173**	$ 1,869	**$ 1,373**	$ 1,838	**$ (200)**	$ 31
Liabilities allocated to segments:						
Accounts payable and accrued liabilities [(1)]	**7,058**	6,729				
Advances and progress billings in excess of related long-term contract costs	**2,964**	2,791				
Advances on aerospace programs	**3,378**	2,926				
Fractional ownership deferred revenues	**675**	631				
Accrued benefit liabilities	**1,128**	1,066				
Derivative financial instruments	**377**	276				
Assets not allocated to segments:						
Cash and cash equivalents	**4,277**	3,602				
Invested collateral	**1,360**	1,295				
Deferred income taxes	**1,038**	935				
Total consolidated assets	**$ 23,428**	$ 22,120				

[(1)] Excluding interest and income taxes payable amounting to $72 million and $121 million respectively as at July 31, 2008 ($77 million and $113 million as at January 31, 2008) which were not allocated to segments.

END